                                                                   EXHIBIT 99.13






                            CERTIFICATE OF SOLE SHAREHOLDER

                  Merrill Lynch Asset Management, Inc., the holder of
             100,000 shares of beneficial interest, par value $0.10 per share, of U.S.A. Government Reserves, a Massachusetts busi-ness trust (the "Fund"), does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and does further agree that if it redeems any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount that the total unamortized balance bears to the number of shares being redeemed.

                                       MERRILL LYNCH ASSET MANAGEMENT, INC.

                                       By /S/ Arthur Zeikel


             Dated: November 11, 1982